Issuer Free Writing Prospectus dated December 14, 2017

Relating to Preliminary Prospectus dated December 14, 2017

Filed Pursuant to Rule 433

Registration No. 333-221078

NEWMARK GROUP, INC.

This free writing prospectus relates to the shares of Class A common stock, par value $0.01 per share, of Newmark Group, Inc. (the “Company” or “Newmark”) described below and should be read together with the Preliminary Prospectus, subject to completion, dated December 14, 2017 (the “Preliminary Prospectus”), included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-221078) of the Company, relating to the initial public offering of shares of Class A common stock of the Company. Terms used but not otherwise defined in this free writing prospectus shall have the meanings ascribed to them in the Preliminary Prospectus.

Initial public offering price:	The initial public offering price of the Class A common stock is currently estimated to be between $14.00 and $15.00 per share. The price range has been reduced from the previously-announced range between $19.00 and $22.00 per share.

Class A common stock to be sold in the offering:	20,000,000 shares (excluding the underwriters’ option to purchase additional shares). The offering has been reduced from the previously-announced size of 30,000,000 shares (excluding the underwriters’ option to purchase additional shares).

Shares of all classes of Newmark common stock to be outstanding immediately following the offering[1]:

Class A common stock	135,593,786 shares

Class B common stock	15,840,049 shares

Option to purchase additional shares:	The Company has granted the underwriters a 30-day option to purchase up to an additional 3,000,000 shares of Class A common stock at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds:

The Company estimates that its net proceeds from the offering will be approximately $268.1 million ($309.2 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming a public offering price of $14.50 per share (which is the midpoint of the offering price range set forth above), after deducting underwriting discounts and commissions in connection with the offering and estimated offering expenses payable by the Company.

The Company currently intends to contribute all of the net proceeds of the offering (including any net proceeds received in connection with the underwriters’ option to purchase additional shares of Class A common stock) to Newmark OpCo in exchange for a number of units representing Newmark OpCo limited partnership interests equal to the number of shares issued by the Company in the offering. Newmark OpCo intends to use all of such net proceeds to partially repay intercompany indebtedness owed by Newmark OpCo to the Company in respect of the Term Loan (which intercompany

[1]	The number of shares of Class A common stock and Class B common stock outstanding immediately following the offering does not give effect to the underwriters’ option to purchase additional shares. If the underwriters exercise their right to purchase all of the additional shares available pursuant to their option, 138,593,786 shares of Class A common stock will be outstanding immediately following the offering and the exercise of such option.

indebtedness was originally issued by BGC U.S. and will be assumed by Newmark OpCo in connection with the separation). The Company currently intends to use all of such repayment from Newmark OpCo to partially repay the Term Loan. The Term Loan has an outstanding principal amount of $575.0 million, plus accrued but unpaid interest thereon, with an interest rate calculated based on one-month LIBOR plus 2.25%, subject to adjustment, which was approximately 3.5% per annum as of September 30, 2017. The Term Loan will mature on September 8, 2019. The terms of the Term Loan require that the net proceeds of the offering be used to repay the Term Loan until the Term Loan is repaid in full. Following the offering, the Company estimates that the Term Loan will have an outstanding principal amount of approximately $307.0 million, plus accrued but unpaid interest thereon ($265.8 million, plus accrued but unpaid interest thereon, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Capitalization:	Please refer to page 71 of the Preliminary Prospectus.

Unaudited Pro Forma Condensed Combined Financial Data:	Please refer to pages 76-85 of the Preliminary Prospectus.

Principal Stockholders:	Please refer to pages 171-175 of the Preliminary Prospectus.

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov/Archives/edgar/data/1690680/000119312517368896/d298983ds1a.htm .

The Company has filed a Registration Statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the Preliminary Prospectus relating to the offering may be obtained from Goldman Sachs & Co. LLC, at: Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282; telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectusgroup-ny@ny.email.gs.com; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; Citigroup at: Citigroup c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone: 800-831-9146; or Cantor Fitzgerald & Co., Attn: Prospectus Group, 499 Park Avenue, New York, NY 10022, or by telephone at 1-212-915-1067 or by email at prospectus@cantor.com.